UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

GEM Agreement

On March 5, 2026, Critical Metals Corp. (the “Company”) entered into an agreement (the “GEM Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (together, “GEM”). The GEM Agreement provides that the Share Purchase Agreement, dated as of July 4, 2023, between the Company and GEM, as well as the three letter agreements thereto (as amended, the “GEM SPA”), has been terminated.

In accordance with the GEM Agreement, GEM has exercised in full its warrant to purchase ordinary shares, par value $0.001 in the Company (“Ordinary Shares”), which was issued in February 2024. GEM will receive 1,409,624 Ordinary Shares as a result of its exercise of the warrant. The Company will also issue 2,744,062 Ordinary Shares to GEM for no additional consideration in a private placement exempt from the registration requirements of the Securities Act of 1933, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

The Company is obligated under the GEM Agreement to file a registration statement for the resale of the 2,744,062 Ordinary Shares issued to GEM (the “Resale Registration Statement”). Subject to the terms of the GEM Agreement, if the Resale Registration Statement has not been declared effective by the SEC within 120 days of March 5, 2026, the Company may be required, among other things, to pay GEM the aggregate cash value of the Ordinary Shares.

Incorporation by Reference

The information contained under the heading “GEM Agreement” above is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-293656), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: March 6, 2026

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